UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

February 26, 2010
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐         No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐         No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the quarterly report of the NXP group for the three months ended December 31, 2009, as furnished to the holders of the Company’s debt securities on February 26, 2010.

This report also contains a copy of the press release entitled: “NXP Semiconductors Announces Fourth Quarter and Full Year 2009 Results”, dated February 26, 2010.

Exhibits

1.                                       Quarterly report of the NXP Group for the 4th quarter ended December, 2009

2.                                       Press release entitled: “NXP Semiconductors Announces Fourth Quarter and Full Year 2009 Results” dated February 26, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 26th day of February 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Exhibit 1

NXP Semiconductors

Quarterly report of the NXP Group

for the 4th quarter ended December, 2009

•    Fourth quarter sales at USD 1,130 million* compared with USD 1,034 million* in the third quarter of 2009 and USD 979 million* in the fourth quarter of 2008

•    Nominal sequential sales growth of 9.3%* and comparable sequential sales growth of 8.0%*

•    Gross margin** of 38.6%* compared with 35.8%* in the third quarter of 2009 and 21.6%* in the fourth quarter of 2008

•    Adjusted EBITDA** of USD 171 million compared to USD 147 million in the third quarter of 2009 and USD 41 million in the fourth quarter of 2008

•    Cash position of USD 1,041 million at the end of the fourth quarter, compared to USD 1,061 million at the end of the third quarter of 2009 and USD 1,796 million at the end of the fourth quarter of 2008

•    Book to bill ratio of 1.21 in the fourth quarter of 2009 compared with 1.11 in the third quarter of 2009

•    Factory loading at 71% in the fourth quarter of 2009, up from 69% in the third quarter of 2009 and 56% in the fourth quarter of 2008 based on wafer outs

*	Excludes wafer sales to ST-E Wireless
**	Excludes effects of Purchase Price Accounting, impairment charges and incidental items

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in NXP’s Annual Report.

During 2008, the Company was organized into four business units and two other segments.

On July 28, 2008 the key wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless activities”.

The Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business segment, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, has been moved into the segments MultiMarket Semiconductors and Corporate and Other. All previous periods reported have been restated accordingly.

As from January 1, 2009, five segments are distinguished as reportable segments in compliance with SFAS 131. The Company is structured in three market-oriented business units: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

The Company has decided to enhance the assessment of the performance of its three business segments by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include, among others, costs related to corporate activities that are for the benefit of the business segments and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for prior periods has been restated to reflect this reallocation as from the earliest period presented in this report.

Segment regrouping in 2010

Effective January 1, 2010, following the decision to further deliver on its strategy of building leadership in High Performance Mixed Signal (HPMS) technology and maintaining a strong position in Standard Products (SP) and culminating with the divestment of a major portion of the Home business segment to Trident Microsystems, Inc. in February 2010, the Company has decided to regroup its reportable segments. Reporting will be done in the following segments: HPMS, SP, Manufacturing Operations and Corporate and Other. The historical figures will be restated accordingly in 2010.

The presentation of non-controlling interests has been brought in line with FASB ASC Topic 810 (formerly SFAS 160), which Statement became effective on January 1, 2009 for the Company.

Fourth quarter 2009 compared to fourth quarter 2008

•                  all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                  the impact on the 2009 financial results of the purchase price accounting (“PPA”) used in connection with acquisitions and related effects on subsequent divestments has been separately provided to demonstrate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with the Company’s cash flows

•                  earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of currency exchange rate changes, material acquisitions, divestments and reclassified product lines (consolidation changes)

Management Summary

Economic and financial crisis

The overall recovery of the economy has continued in the 4th quarter of 2009. The semiconductor industry shows a recovery from the steep decline that was started in the second half of 2008 and continued during 2009. Total sales have increased by 10.5% compared to the 4th quarter of 2008 on a comparable basis.

NXP Redesign Program

During the period, there has been continued progress on the execution of our Redesign Program that was originally announced in the 3rd quarter of 2008. The process and product transfer programs related to the redesign of fabs in Hamburg and Nijmegen are on track. The program has been expanded to include, among others, the employee termination costs related to the transaction with Trident Microsystems, Inc., and the closing of an additional wafer fab in Nijmegen, which is scheduled for early 2011.

The Company has been able to accelerate certain aspects of the program compared to the original schedule. It is delivering more savings than originally anticipated, and the program has been expanded to cover additional areas. The annual savings that will be realized in the course of 2011 are expected to exceed USD 650 million (compared with the original target of USD 550 million by the end of 2010). We estimate the total costs of the ongoing program to be no greater than USD 750 million by the end of 2011 (as opposed to USD 700 million by the end of 2010). By the end of the 4th quarter of 2009, USD 433 million, related to the Redesign Program and other restructuring activities, has been paid out since the beginning of the Redesign Program.

Acquisitions and divestments in the fourth quarter of 2009

On November 16, 2009, we completed our strategic alliance with Virage Logic Corporation (“Virage Logic”) and obtained approximately 9.8% of Virage Logic’s outstanding common stock. This transaction included the transfer of our Advanced CMOS Semiconductor Horizontal IP Technology and Development Team in exchange for the rights to use Virage Logic’s intellectual property (“IP”) and services. Virage Logic is a leading provider of both functional and physical semiconductor IP for the design of complex integrated circuits. Shares of Virage Logic are listed on the NASDAQ in the United States.

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, which were included in our business segment Home; the transaction was first announced on October 5, 2009. Subsequent to the closing of this transaction, we now own approximately 60% of the outstanding common stock of Trident. As a result of the terms and conditions agreed between the parties, NXP will account for its investment in Trident under the equity method.

Capital structure

Since the beginning of 2009, the book value of total debt has reduced from USD 6,367 million to USD 5,283 million. A combination of cash buy-backs and exchange offers resulted in total debt reduction of USD 1,331 million. The total amount of cash used as result of the debt buy-backs amounted to USD 286 million. A draw down of USD 200 million under the Revolving Credit Facility during the first quarter of 2009 increased the book value of total debt outstanding. Other effects on total debt relate to translation and exchange differences on the notes outstanding. The full year net interest expense was reduced from USD 475 million in 2008 to USD 359 million in 2009 as a result of these debt exchanges, buy-backs and favorable interest rates. The full effect of these debt exchanges and buy-backs will be visible in 2010. In the 4th quarter of 2009 no further debt reductions have taken place. The Company may, from time to time, continue to seek opportunities to retire or purchase outstanding debt.

Group Performance

The following table represents income elements for the 4th quarters of 2009 and 2008:

	Q4 2008					Q4 2009
In millions of USD unless otherwise stated	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted

Sales	979				979	1,130				1,130
Wireless business wafer sales	47				47	31				31
Total group sales	1,026	—	—	—	1,026	1,161	—	—	—	1,161
% nominal growth	(38.9)				(38.9)	13.2				13.2
% comparable growth	(25.6)				(25.6)	10.5				10.5

Gross margin	186	(10)	(15)	—	211	393	(8)	(35)	—	436

SG&A expenses	(236)	(77)	(32)	(8)	(119)	(379)	(79)	(51)	(69)	(180)

Research & development expenses	(187)	—	(11)	—	(176)	(230)	—	(45)	—	(185)

Write-off of acquired In Process Research and Development	(5)	(5)	—	—	—	—	—	—	—	—

Other income and expenses	(16)	—	(2)	—	(14)	11	—	6	—	5
EBIT	(258)	(92)	(60)	(8)	(98)	(205)	(87)	(125)	(69)	76

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of EBIT to Adjusted EBIT and Adjusted EBITDA

EBIT to Adjusted EBITDA

In millions of USD	Q4 2008	Q4 2009

EBIT	(258)	(205)

Exclude:
PPA effects amortization intangible fixed assets	82	79
PPA effects depreciation tangible fixed assets	10	8
Impairment goodwill and other intangibles	8	—
Impairment assets held for sale	—	69
Exit of product lines	—	8
Restructuring costs	41	44
Other incidental items	19	73

Adjusted EBIT	(98)	76

Exclude:
Remaining amortization intangible fixed assets	14	5
Remaining depreciation tangible fixed assets	125	109

Reverse:
Depreciation included in incidental items	—	19

Adjusted EBITDA	41	171

The following table represents income elements excluding PPA, incidental items and impairment charges for the 4th quarter of 2009 compared to the 3rd quarter of 2009 and the year-to-date comparison of the 4th quarter of 2009 with 2008:

	Year-to-date		Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Q3 2009	Q4 2009

Sales	5,358	3,694	1,034	1,130
Wireless business wafer sales	85	149	43	31
Total group sales	5,443	3,843	1,077	1,161

Sales growth % excl. wafer sales:
% nominal growth	(15.2)	(31.1)	20.7	9.3
% comparable growth	(6.6)	(20.8)	19.2	8.0

Gross margin	1,771	1,196	370	436
As % of sales (excl. wafer sales)	33.1	32.4	35.8	38.6

SG&A expenses	(799)	(592)	(153)	(180)

Research & development expenses	(1,092)	(708)	(170)	(185)

Operating expenses	(1,891)	(1,300)	(323)	(365)

Other income	23	8	2	5
Adjusted EBIT	(97)	(96)	49	76

Adjusted EBITDA	485	336	147	171

Sales

Sales by segment

	Year-on-year				Sequential
			% change				% change
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Nom.	Comp.	Q3 2009	Q4 2009	Nom.	Comp.

Automotive & Identification	263	328	24.7	19.9	269	328	21.9	19.7
MultiMarket Semiconductors	424	530	25.0	21.6	486	530	9.1	7.6
Home	223	211	(5.4)	(6.1)	217	211	(2.8)	(3.1)
Manufacturing Operations	94	77	(18.1)	(18.1)	95	77	(18.1)	(18.1)
Corporate and Other	22	15	• (1)	• (1)	10	15	• (1)	• (1)
Divested Wireless activities	—	—	—	—	—	—	—	—
	1,026	1,161	13.2	10.5	1,077	1,161	7.8	6.6

(1)	Not meaningful

Sales

Sales, excluding Wireless business wafer sales of USD 31 million, in the 4th quarter of 2009 were USD 1,130 million compared to USD 979 million in the 4th quarter of 2008. The comparable year on year sales, excluding wafer sales, showed an increase of 12.6%. The total sales increased by 10.5% on comparable basis. The sales increase was mainly due to the better economic situation in the 4th quarter 2009 and NXP’s ability to swiftly ramp up the production after the slow demand in the first half of 2009. Furthermore, sales for the 4th quarter of 2009 were higher due to the favorable currency effects of USD 24 million, compared to the same quarter last year.

Sequential comparison

On comparable basis, sales (excluding wafer sales) increased by 8.0% in the 4th quarter 2009, while total sales increased by 6.6%. Sales increased across all business segments except for the Home business segment, where there was a decline in digital TV and Can tuner sales. Furthermore, sales in the 4th quarter of 2009 were affected by favorable currency effects of USD 12 million compared to the 3rd quarter of 2009.

EBIT

EBIT by segment

	Q4 2008			Q4 2009
In millions of USD unless otherwise stated	EBIT	Adjusted EBIT	As a % of sales	EBIT	Adjusted EBIT	As a % of sales

Automotive & Identification	(30)	16	6.1	—	56	17.1
MultiMarket Semiconductors	(52)	(47)	(11.1)	(27)	44	8.3
Home	(83)	(40)	(17.9)	(115)	(28)	(13.3)
Manufacturing Operations	(55)	(20)	(21.3)	11	8	10.4
Corporate and Other	(19)	1	• (1)	(74)	(4)	•	(1)
Divested Wireless activities	(19)	(8)	—	—	—	—
	(258)	(98)	(9.6)	(205)	76	6.5

(1)	Not meaningful

EBIT in the 4th quarter of 2009 was a loss of USD 205 million compared to a loss of USD 258 million in the same quarter last year. The EBIT in the 4th quarter of 2009 included incidental items amounting to a loss of USD 125 million compared to losses of USD 60 million in the same quarter last year. The incidental items in 2009    were mainly related to the Redesign Program which was expanded to include, among others, the employee termination costs related to the transaction with Trident Microsystems, Inc. and the closing of an additional wafer fab in Nijmegen (“ICN 6”). Furthermore, incidental items in the 4th quarter of 2009 included

IT systems reorganization costs and merger & acquisition related costs. Incidental items in the 4th quarter of 2008 were mainly related to IT system reorganization costs post the divestment of our wireless activities. EBIT in the 4th quarter of 2009 included PPA effects of USD 87 million compared to USD 92 million in the same quarter last year. Furthermore, EBIT in the 4th quarter of 2009 included an impairment of assets held for sale of USD 69 million related to the transaction with Trident Microsystems, Inc., whereas 2008 included a USD 8 million impairment charge for goodwill and other intangibles in the 4th quarter.

Excluding PPA effects, incidental items and impairment charges, the adjusted EBIT for the 4th quarter of 2009 was a profit of USD 76 million compared to a loss of USD 98 million in the same quarter last year. The adjusted gross margin in the 4th quarter of 2009 was USD 436 million compared to USD 211 million in the same quarter last year. The increase in gross margin was due to higher sales compared to the 4th quarter of 2008 and cost reductions achieved due to the Redesign Program. At the same time, the factory utilization improved to 71% in the 4th quarter of 2009 from 56% in the same quarter last year. Furthermore, the gross margin in the 4th quarter of 2009 was affected by the favorable currency effects of USD 21 million as compared to the same quarter last year.

However, the increase in gross margin was partly offset by the increase in operating expenses. . The operating  expenses increased from USD 295 million in the 4th quarter of 2008 to USD 365 million in the same quarter this year. The increase in operating expenses was mainly due to higher non-cash charges for the share-based compensation program amounting to USD 25 million and unfavorable currency effects of USD 20 million compared to the 4th quarter of 2008. Furthermore, the operating expenses in the 4th quarter of 2008 were lowered by some USD 40 million cost compensation for transition services provided to ST-Ericsson in conjunction with the divestiture of our wireless activities.

Sequential comparison

Adjusted EBIT for the 4th quarter of 2009 was a profit of USD 76 million compared to a profit of USD 49 million in the 3rd quarter of 2009. This improvement was mainly driven by higher sales and also higher gross margin. The gross margin as a percentage of sales, excluding wafer sales to ST-Ericsson, was 38.6% in the 4th quarter of 2009 compared to 35.8% in the 3rd quarter of 2009. The Redesign Program contributed to the higher gross margin. The factory utilization improved marginally to 71% in the 4th quarter of 2009 compared to 69% in the 3rd quarter of 2009.

Operating expenses in the 4th quarter of 2009 increased by USD 42 million compared to the 3rd quarter of 2009. This increase was attributable to the one time higher IT-costs of USD 14 million, USD 16 million non-cash charges for the share-based compensation program and unfavorable currency effects of USD 10 million compared to the 3rd quarter of 2009.

Financial income and expense

Financial income and expense amounted to a net expense of USD 161 million in the 4th quarter of 2009 compared to a net expense of USD 175 million in the same quarter last year. The lower net financial expenses were largely due to the lower net interest costs which reduced from USD 126 million in the 4th quarter of 2008 to USD 83 million in the 4th quarter of 2009. This reduction in net interest costs was partly offset by the losses as a result of changes in currency rates, predominantly related to our USD denominated notes and cash position.

Income tax benefit (expense)

The company recorded an income tax benefit of USD 18 million in the fourth quarter of 2009 compared to an income tax benefit of USD 32 million in the same quarter last year due to improved results.

Result relating to equity-accounted investees

The results relating to equity-accounted investees showed a loss of USD 1 million in the 4th quarter of 2009 compared to a loss of USD 248 million in the same quarter last year. The loss in 2008 was largely related to the decline of the fair value of our 20% shareholding in the ST-NXP Wireless joint venture resulting in a non-cash impairment charge of USD 249 million. The loss in the 4th quarter of 2009 represents the results of various small participations.

Net income

Net income for the 4th quarter of 2009 was a loss of USD 349 million compared to a loss of USD 649 million in the same quarter last year. The decrease in net loss is mainly attributable to the lower loss related to equity-accounted investees, lower EBIT loss resulting from higher sales and higher gross margin, together with lower net interest expense.

Adjusted EBITDA

Adjusted EBITDA amounted to a profit of USD 171 million in the 4th quarter of 2009 compared to a profit of USD 41 million in the same quarter last year. Adjusted EBITDA is mainly driven by the favorable development of EBIT.

The EBITDA of SSMC amounted to a profit of USD 41 million in the 4th quarter of 2009 compared to a profit of USD 29 million in the same quarter last year.

Performance by segment

Automotive & Identification

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Q3 2009	Q4 2009

Sales	263	328	269	328
% nominal growth	(23.1)	24.7	34.5	21.9
% comparable growth	(20.5)	19.9	31.5	19.7
EBIT	(30)	—	(7)	—
Effects of PPA	(35)	(37)	(36)	(37)
Incidental items	(11)	(19)	(5)	(19)
Adjusted EBIT	16	56	34	56
as a % of sales	6.1	17.1	12.6	17.1

Sales

Sales for the 4th quarter of 2009 were USD 328 million compared to USD 263 million in the same quarter last year, resulting in a nominal increase of 24.7% and a comparable increase of 19.9%. The increase in sales reflects the recovery from the steep decline experienced during the 4th quarter of 2008 due to the global crisis. Furthermore, sales were affected by favorable currency effects of USD 11 million compared to the 4th quarter of 2008.

On a sequential basis, nominal sales increased by 21.9% and 19.7% on comparable basis. In Automotive, the replenishment continued in the 4th quarter of 2009. The increase in demand, project ramp-ups and better delivery performance contributed to the sales increase in the current quarter. The relative sales increase was strongest in China driven by our Car Entertainment and Automotive Analog Mixed Signal businesses. The Identification sales growth was positively impacted by increased shipments to various governmental projects. The replenishment continued in the Automatic Fare Collection business during the quarter. There was an increased demand in the E-government projects. Furthermore, sales in the 4th quarter were affected by the favorable currency effects of USD 5 million compared to 3rd quarter of 2009.

EBIT

Adjusted EBIT for the 4th quarter of 2009 was a gain of USD 56 million compared to a gain of USD 16 million in the same quarter last year. The increase in adjusted EBIT was mainly due to higher sales and high gross margin as a result of reduced cost base in our factories. However, the increase in gross margin was partly offset by the higher operating expenses due to unfavorable currency effects compared to the 4th quarter of 2008.

On a sequential basis, adjusted EBIT increased to a profit of USD 56 million in the 4th quarter of 2009 from a profit of USD 34 million in the 3rd quarter of 2009. The increase in EBIT is primarily due to the increased sales resulting in higher gross margin, partly offset by an increase in operating expenses.

MultiMarket Semiconductors

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Q3 2009	Q4 2009

Sales	424	530	486	530
% nominal growth	(26.1)	25.0	16.3	9.1
% comparable growth	(25.2)	21.6	14.7	7.6
EBIT	(52)	(27)	4	(27)
Effects of PPA	(43)	(34)	(42)	(34)
Incidental items	38	(37)	(10)	(37)
Adjusted EBIT	(47)	44	56	44
as a % of sales	(11.1)	8.3	11.5	8.3

Sales

Sales in the 4th quarter of 2009 amounted to USD 530 million compared to USD 424 million in the same quarter last year, reflecting a 25.0% nominal sales increase. On a comparable basis, sales increased by 21.6%. The increase in sales reflects the recovery from the steep decline prevailing during the 4th quarter of 2008 on the onset of the global economic crisis. This includes favorable currency effects of USD 12 million compared to the 4th quarter of 2008.

On a sequential basis, sales increased by 7.6% on a comparable basis to USD 530 million in the 4th quarter of 2009 from USD 486 million in the 3rd quarter of 2009. The increase in sales was across the whole product portfolio and was supported by favorable currency effects of USD 6 million compared to 3rd quarter of 2009.

EBIT

Adjusted EBIT in the 4th quarter of 2009 was a profit of USD 44 million compared to a loss of USD 47 million in the same quarter last year. The higher sales volume in the 4th quarter of 2009 and related factory utilization contributed to this improvement. This resulted in a higher gross margin in the 4th quarter of 2009 partly offset by an increase in the operating expenses.

On a sequential basis, adjusted EBIT decreased from a profit of USD 56 million in the 3rd quarter of 2009 to a profit of USD 44 million in the 4th quarter of 2009. The decrease is due to additional investments in R&D, mainly related to our High Performance Mixed Signal strategy.

Home

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Q3 2009	Q4 2009

Sales	223	211	217	211
% nominal growth	(7.5)	(5.4)	19.9	(2.8)
% comparable growth	(31.0)	(6.1)	19.5	(3.1)
EBIT	(83)	(115)	(20)	(115)
Effects of PPA	(13)	(4)	(4)	(4)
Incidental items	(21)	(14)	(3)	(14)
Impairment goodwill and other intangibles	(9)	—	—	—
Impairment assets held for sale	—	(69)	—	(69)
Adjusted EBIT	(40)	(28)	(13)	(28)
as a % of sales	(17.9)	(13.3)	(6.0)	(13.3)

Sales

Sales for the 4th quarter of 2009 were USD 211 million compared to USD 223 million in the same quarter last year, a nominal sales decline of 5.4%. On a comparable basis, sales declined by 6.1% reflecting the continuous weakness in the main stream (retail) STB and the can tuner market.

On a sequential basis, sales decreased to USD 211 million in the 4th quarter of 2009 from USD 217 million in the 3rd quarter of 2009, leading to a nominal decline of 2.8% and 3.1% decline on a comparable basis. The decline in sales of digital TV systems, Set top boxes and Can tuners was partly offset by the increase in the sales of TV Frontend component business.

EBIT

Adjusted EBIT in the 4th quarter of 2009 was a loss of USD 28 million compared to a loss of USD 40 million in the same quarter last year. The improvement in adjusted EBIT was mainly attributable to the better product mix resulting in higher gross margin compared to the 4th quarter of 2008. The adjusted EBIT in the 4th quarter of 2008 was unfavorably affected by the under absorption of fixed costs of our factories.

The 4th quarter of 2009 included an impairment charge for assets held-for-sale amounting to USD 69 million recognized in relation to the transaction with Trident Microsystems, Inc.

On a sequential basis, the adjusted EBIT loss increased from USD 13 million in the 3rd quarter of 2009 to a loss of USD 28 million in the 4th quarter of 2009. The higher loss was attributable to lower gross margin resulting from lower sales together with higher operating expenses in the 4th quarter of 2009 compared to the 3rd quarter of 2009.

Manufacturing Operations

Key data

	Year-on-year			Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009		Q3 2009		Q4 2009

Sales(2)	47	46		52		46
Wireless business wafer sales	47	31		43		31
Total sales	94	77		95		77
% nominal growth	• (1)	•	(1)	•	(1)	•	(1)
% comparable growth	• (1)	•	(1)	•	(1)	•	(1)
EBIT	(55)	11		(54)		11
Effects of PPA	(1)	(12)		(6)		(12)
Incidental items	(34)	15		(57)		15
Adjusted EBIT	(20)	8		9		8
as a % of sales	• (1)	•	(1)	•	(1)	•	(1)

(1)	Percentage not meaningful.
(2)	Excluding internal sales to other business segments

Sales

Sales, excluding wafer sales to ST-Ericsson, marginally decreased from USD 47 million in the 4th quarter of 2008 to USD 46 million in the 4th quarter of 2009.

On a sequential basis, sales excluding wafer sales to ST-Ericsson, decreased from USD 52 million in the 3rd quarter of 2009 to USD 46 million in the 4th quarter of 2009.

EBIT

Adjusted EBIT in the 4th quarter of 2009 was a profit of USD 8 million compared to a loss of USD 20 million in the same quarter last year and a profit of USD 9 million in the 3rd quarter of 2009. The factory utilization improved to 71% in the 4th quarter of 2009 compared to 56% in the 4th quarter of 2008 and 69% in the 3rd quarter of 2009. Significant cost reductions were achieved during the 4th quarter of 2009 compared to 4th quarter of 2008 as a result of the ongoing Redesign Program.

The incidental items in the 4th quarter of 2009 amounted to a gain of USD 15 million. These were mainly related to releases of restructuring liabilities provided for earlier projects offset by the new restructuring projects in 2009, especially with respect to closure of an additional wafer fab in Nijmegen (“ICN 6”). Incidental items for the 3rd quarter of 2009 were a loss of USD 57 million mainly related to the sale of the Caen fab and the closure of the Fishkill fab and other redesign-related activities.

Corporate and Other

Key data

	Year-on-year				Sequential
In millions of USD unless otherwise stated	Q4 2008		Q4 2009		Q3 2009		Q4 2009

Sales	22		15		10		15
% nominal growth	•	(1)	•	(1)	•	(1)	•	(1)
% comparable growth	•	(1)	•	(1)	•	(1)	•	(1)
EBIT	(19)		(74)		(54)		(74)
Effects of PPA	—		—		—		—
Incidental items	(21)		(70)		(17)		(70)
Impairment goodwill and other intangibles	1		—		—		—
Adjusted EBIT	1		(4)		(37)		(4)
as a % of sales	•	(1)	•	(1)	•	(1)	•	(1)

(1)	Percentage not meaningful.

Sales

Sales in the Corporate and Other segment mainly relate to IP licensing and NXP Software sales.

EBIT

Adjusted EBIT for the 4th quarter of 2009 was a loss of USD 4 million compared to a profit of USD 1 million in the 4th quarter of 2008 and a loss of USD 37 million in the 3rd quarter of 2009. The adjusted EBIT loss in 3rd quarter of 2009 was mainly related to the global 2009 annual incentive program and unfavorable results on revaluation of currency contracts. Incidental items in the 4th quarter of 2009 amounted to a loss of USD 70 million mainly related to restructuring costs, IT system reorganization costs and certain merger and acquisition related costs. The incidental items in the 4th quarter of 2008 were a loss of USD 21 million and were mainly related to the restructuring costs incurred for that portion of the remaining business activities of the former business segment Mobile & Personal which is now restated under the segment Corporate & Others. The incidental items in the 3rd quarter of 2009 amounted to a loss of USD 17 million and were mainly related to non-personnel related redesign activities.

Divested Wireless activities

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q4 2008	Q4 2009	Q3 2009	Q4 2009

Sales	—	—	—	—
% nominal growth	—	—	—	—
% comparable growth	—	—	—	—
EBIT	(19)	—	—	—
Effects of PPA	—	—	—	—
Incidental items	(11)	—	—	—
Adjusted EBIT	(8)	—	—	—
as a % of sales	—	—	—	—

The divested wireless activities have been included in the Group consolidated accounts for the period January—July 28, 2008. The schedule above represents the full impact of the divested Wireless activities, based on the current allocation method.

Liquidity and capital resources

At the end of the 4th quarter of 2009, cash and cash equivalents amounted to USD 1,041 million (of which USD 236 million was held by SSMC) compared to USD 1,061 million at the end of the 3rd quarter of 2009. Including the cash position and the unused portion of our senior secured revolving credit facility, NXP had in total access to liquidity resources of USD 1,161 million as of December 31, 2009.

Debt

There was no change in the total outstanding debt compared to the 3rd quarter of 2009, except for currency translation effects. The carrying value of our total debt at the end of the 4th quarter amounted to USD 5,283 million compared to USD 5,313 million at the end of the 3rd quarter 2009, The amount drawn under the revolving credit facility was also unchanged at USD 600 million which is included in the above mentioned total debt numbers.

We have deposited almost all of our cash with at least A-rated financial organizations.

The net cash provided by the operating activities amounted to USD 23 million in the 4th quarter of 2009 compared to USD 51 million utilized in the 3rd quarter of 2009. It included interest payments of USD 115 million (3rd quarter of 2009: USD 52 million) and restructuring related payments of USD 72 million (3rd quarter of 2009: USD 125 million). Before restructuring related payments, the net cash provided by operational activities improved from USD 74 million in the 3rd quarter of 2009 to USD 95 million in the 4th quarter of 2009.

Net cash used for investing activities was USD 20 million in the 4th quarter of 2009 compared to USD 9 million in the 3rd quarter of 2009. The net capital expenditure in the 4th quarter of 2009 was USD 34 million.

In relation to the divestment of our wireless activities, we recognized proceeds of USD 92 million in the first quarter of 2009. The table below represents adjustments made towards the excess proceeds of 2009. Taking into account the relevant capital expenditures of USD 41 million in 2009 and the threshold of EUR 50 million (USD 72 million), we are well below the threshold.

In millions of USD
Gross cash proceeds	92

Use of proceeds since divestment date:
Relevant Capex 2009	41

Excess proceeds	51

Subsequent events

On February 8, 2010, we completed Trident’s acquisition of NXP’s television systems and set-top box business lines, a transaction first announced on October 5, 2009. Subsequent the closing of the acquisition, NXP owns approximately 60% of the outstanding stock of Trident. As a result of the terms and conditions agreed between the parties, NXP will account for its investment in Trident under the equity method.

In order to reduce our overall debt level and related interest expense, after the reporting date we purchased secured notes in an open market transaction for a nominal amount of approximately USD 14.5 million. The payment of the notes was funded with available cash. We may from time to time continue to seek opportunities to retire or purchase our outstanding debt.

Per year-end, the activities of Moversa, our joint-venture with Sony established in 2007, ended. As per February 23, 2010, NXP acquired Sony’s 50% stake in Moversa, and merged Moversa with NXP Semiconductors Austria GmbH.

Outlook

Considering the current business development and the unusual seasonal characteristics of this first quarter, we expect sales to be flat to slightly up in the first quarter of 2010 on a business and currency comparable basis.

Eindhoven, February 26, 2010

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	4th quarter		January to December
	2008	2009	2008	2009

Sales	1,026	1,161	5,443	3,843

Cost of sales	(840)	(768)	(4,225)	(2,874)

Gross margin	186	393	1,218	969

Selling expenses	(72)	(75)	(400)	(277)
General and administrative expenses:
- Impairment goodwill and other intangibles	(8)	—	(714)	—
- Impairment assets held for sale	—	(69)	—	(69)
- Other general and administrative expenses	(156)	(235)	(1,161)	(734)
Research and development expenses	(187)	(230)	(1,199)	(777)
Write-off of acquired in-process research and development	(5)	—	(26)	—
Other income (expense)	(16)	11	(364)	(12)

Income (loss) from operations	(258)	(205)	(2,646)	(900)

Financial income (expense)	(175)	(161)	(614)	682

Income (loss) before taxes	(433)	(366)	(3,260)	(218)

Income tax (expense) benefit	32	18	(46)	(17)

Income (loss) after taxes	(401)	(348)	(3,306)	(235)

Results relating to equity-accounted investees	(248)	(1)	(268)	74

Net income (loss)	(649)	(349)	(3,574)	(161)

Attribution of net income:
Net income (loss) attributable to shareholder	(645)	(358)	(3,600)	(175)
Net income (loss) attributable to non-controlling interests	(4)	9	26	14
Net income (loss)	(649)	(349)	(3,574)	(161)

Consolidated balance sheets

all amounts in millions of USD

	December 31, 2008	September 27, 2009	December 31, 2009

Current assets:
Cash and cash equivalents	1,796	1,061	1,041
Securities	33	—	—
Receivables	517	602	568
Assets held for sale	—	—	144
Inventories	630	599	542
Other current assets	212	157	227
Total current assets	3,188	2,419	2,522

Non-current assets:
Investments in equity-accounted investees	158	48	43
Other non-current financial assets	18	21	35
Other non-current assets	469	688	604
Property, plant and equipment	1,807	1,474	1,361
Intangible assets excluding goodwill	2,384	2,211	2,006
Goodwill	2,661	2,761	2,621
Total non-current assets	7,497	7,203	6,670

Total assets	10,685	9,622	9,192

Current liabilities:
Accounts and notes payable	619	511	582
Liabilities held for sale	—	—	2
Accrued liabilities	983	876	756
Short-term provisions	129	93	269
Other current liabilities	120	107	88
Short-term debt	403	610	610
Total current liabilities	2,254	2,197	2,307

Non-current liabilities:
Long-term debt	5,964	4,703	4,673
Long-term provisions	1,072	1,149	925
Other non-current liabilities	107	105	159
Total non-current liabilities	7,143	5,957	5,757

Non-controlling interests	213	189	198
Shareholder’s equity	1,075	1,279	930
Total equity	1,288	1,468	1,128

Total liabilities and equity	10,685	9,622	9,192

Consolidated statements of cash flows

all amounts in millions of USD

	4th quarter		January to December
	2008	2009	2008	2009

Cash flows from operating activities:
Net income (loss)	(649)	(349)	(3,574)	(161)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	227	201	1,270	869
Write-off of in-process research and development	5	—	26	—
Impairment goodwill and other intangibles	8		714	—
Impairment assets held for sale	—	69	—	69
Net (gain) loss on sale of assets	9	(8)	369	(58)
Gain on extinguishment of debt	—	—	—	(1,045)
Results relating to equity-accounted investees	248	—	268	—
Dividends paid to non-controlling interests	—	—	(19)	(29)
Decrease (increase) in receivables and other current assets	232	(54)	159	(59)
Decrease (increase) in inventories	90	14	122	50
Increase (decrease) in accounts payable, accrued and other liabilities	(132)	27	(356)	(264)
Decrease (increase) in non-current receivables/other assets	(228)	59	(67)	(85)
Increase (decrease) in provisions	16	(30)	346	(34)
Other items	(6)	94	120	2
Net cash provided by (used for) operating activities	(180)	23	(622)	(745)
Cash flows from investing activities:
Purchase of intangible assets	(27)	(2)	(36)	(8)
Capital expenditures on property, plant and equipment	(35)	(41)	(379)	(96)
Proceeds from disposals of property, plant and equipment	11	9	61	22
Proceeds from disposals of assets held for sale	—	—	130	—
Proceeds from the sale of securities	—	—	—	20
Purchase of other non-current financial assets	(1)	(2)	(14)	(2)
Proceeds from the sale of other non-current financial assets	4	1	10	1
Purchase of interest in businesses	(3)	—	(206)	—
Proceeds from the sale of businesses	(20)	15	1,449	141
Net cash provided by (used for) investing activities	(71)	(20)	1,015	78
Cash flows from financing activities:
Net borrowings of short-term debt	385	—	394	207
Repurchase of long-term debt	—	—	—	(286)
Principal payments on long-term debt	—	—	—	(1)
Capital repayment to non-controlling interests	—	—	(78)	—
Net cash provided by (used for) financing activities	385	—	316	(80)

Effect of changes in exchange rates on cash positions	127	(23)	46	(8)

Increase (decrease) in cash and cash equivalents	261	(20)	755	(755)
Cash and cash equivalents at beginning of period	1,535	1,061	1,041	1,796
Cash and cash equivalents at end of period	1,796	1,041	1,796	1,041

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to December 2009
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Non- controlling interests	Total equity

Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	213	1,288

Net income (loss)			(175)				14	(161)
Current period change				43		19		62
Reclassifications into income				(72)	(6)			(78)
Income tax on current period change						(4)		(4)
Differences due to translating the parent’s functional currency into Group reporting currency				22				22
Total comprehensive income (loss), net of tax			(175)	(7)	(6)	15	(14)	(159)

Dividends distributed							(29)	(29)
Share-based compensation plans		28						28
Balance as of December 31, 2009	—	5,597	(5,219)	520	—	32	198	1,128

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	4th quarter
	2008				2009
	Sales	Research and development expenses*	Income (loss) from operations*		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	263	64	(30)	(11.4)	328	66	—	—
MultiMarket Semiconductors	424	37	(52)	(12.3)	530	55	(27)	(5.1)
Home	223	76	(83)	(37.2)	211	74	(115)	(54.5)
Manufacturing Operations (2)	94	(31)	(55)	(58.5)	77	1	11	14.3
Corporate and Other	22	21	(19)	• (1)	15	34	(74)	• (1)
Divested Wireless activities	—	20	(19)	—	—	—	—	—
Total	1,026	187	(258)	(25.1)	1,161	230	(205)	(17.7)

*	Includes reclassifications of previous quarters

	January to December
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	1,285	267	(21)	(1.6)	976	228	(149)	(15.3)
MultiMarket Semiconductors	2,129	201	24	1.1	1,749	192	(133)	(7.6)
Home	836	266	(933)	(111.6)	744	288	(276)	(37.1)
Manufacturing Operations (2)	324	—	(544)	(167.9)	324	12	(171)	(52.8)
Corporate and Other	77	146	(387)	• (1)	50	57	(171)	• (1)
Divested Wireless activities	792	319	(785)	(99.1)	—	—	—	—
Total	5,443	1,199	(2,646)	(48.6)	3,843	777	(900)	(23.4)

(1)	Percentage not meaningful
(2)

For the year ended December 31, 2009, Manufacturing Operations supplied USD 1,087 million to other segments (for the year ended December 31, 2008: USD 1,830 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to December
	2008	2009

China	1,748	1,213
Netherlands	195	108
Taiwan	93	120
United States	354	261
Singapore	465	411
Germany	474	303
South Korea	490	182
Other Countries	1,624	1,245
Total	5,443	3,843

The allocation is based on customer allocation.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2009 versus Q4 2008

Automotive & Identification	19.9	4.8	—	24.7
MultiMarket Semiconductors	21.6	3.4	—	25.0
Home	(6.1)	0.7	—	(5.4)
Manufacturing Operations (1)	(18.1)	•	•	(18.1)
Corporate and Other (1)	•	•	•	•

NXP Group	10.5	2.7	—	13.2

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q4 2008 versus Q4 2007

Automotive & Identification	(20.5)	(2.6)	—	(23.1)
MultiMarket Semiconductors	(25.2)	(1.6)	0.7	(26.1)
Home	(31.0)	(0.5)	24.0	(7.5)
Manufacturing Operations (1)	(40.8)	•	64.5	23.7
Corporate and Other (1)	•	•	•	•

NXP Group	(25.6)	(1.7)	(11.6)	(38.9)

(1)	Not meaningful

Adjusted EBITDA to EBITDA to Net income (loss)

	Q4 2008	Q4 2009

Adjusted EBITDA	41	171
Add back *:
Exit of product lines	—	(3)
Restructuring costs	(41)	(41)
Other incidental items	(19)	(62)
Results of equity-accounted investees	(248)	(1)

EBITDA	(267)	64

Include:
Amortization intangible assets	(104)	(153)
Depreciation property, plant and equipment	(135)	(117)
Financial income (expenses)	(175)	(161)
Income tax (expense) benefit	32	18

Net income (loss)	(649)	(349)

*	Excluding USD 19 million depreciation property, plant and equipment arising from exit of product lines (USD 5 million), restructurings (USD 3 million) and other incidental items (USD 11 million).

Reconciliation of non-US GAAP information (continued)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Automotive & Identification	MultiMarket Semiconductors	Home	Manufacturing Operations	Corporate and Other	Divested Wireless activities
Q4 2009

Adjusted EBIT	76	56	44	(28)	8	(4)	—
Add back:
Exit of product lines	(8)	—	(1)	—	11	(18)	—
Restructuring costs	(44)	(14)	(31)	(16)	37	(20)	—
Other incidental items	(73)	(5)	(5)	2	(33)	(32)	—
Impairment assets held for sale	(69)	—	—	(69)	—	—	—
Effects of PPA	(87)	(37)	(34)	(4)	(12)	—	—
EBIT	(205)	—	(27)	(115)	11	(74)	—

Q4 2008

Adjusted EBIT	(98)	16	(47)	(40)	(20)	1	(8)
Add back:
Exit of product lines	—	—	1	—	—	(1)	—
Restructuring costs	(41)	(7)	4	(15)	(30)	7	—
Other incidental items	(19)	(4)	33	(6)	(4)	(27)	(11)
Impairment goodwill and other intangibles	(8)	—	—	(9)	—	1	—
Effects of PPA	(92)	(35)	(43)	(13)	(1)	—	—
EBIT	(258)	(30)	(52)	(83)	(55)	(19)	(19)

Composition of net debt to total equity

	December 31, 2008	December 31, 2009

Long-term debt	5,964	4,673
Short-term debt	403	610
Total debt	6,367	5,283
Cash and cash equivalents	(1,796)	(1,041)
Net debt (total debt less cash and cash equivalents)	4,571	4,242

Non-controlling interests	213	198
Shareholder’s equity	1,075	930
Total equity	1,288	1,128

Net debt and total equity	5,859	5,370
Net debt divided by net debt and total equity (in %)	78	79
Total equity divided by net debt and total equity (in %)	22	21

Supplemental consolidated statement of operations for the period January to December, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	3,028	711	3,739	104	—	3,843
Intercompany sales	—	620	371	991	213	(1,204)	—
Total sales	—	3,648	1,082	4,730	317	(1,204)	3,843
Cost of sales	(18)	(2,641)	(924)	(3,583)	(264)	973	(2,874)
Gross margin	(18)	1,007	158	1,147	53	(231)	969
Selling expenses		(232)	(103)	(335)	—	58	(277)
General and administrative expenses	(402)	(464)	(31)	(897)	—	94	(803)
Research and development expenses	10	(650)	(222)	(862)	6	79	(777)
Other business income (loss)	(87)	(152)	235	(4)	(8)	—	(12)
Income (loss) from operations	(497)	(491)	37	(951)	51	—	(900)
Financial income and expenses	812	(133)	2	681	1	—	682
Income subsidiaries	(531)	—	—	(531)	—	531	—
Income (loss) before taxes	(216)	(624)	39	(801)	52	531	(218)
Income tax benefit (expense)	(33)	(13)	29	(17)	—	—	(17)
Income (loss) after taxes	(249)	(637)	68	(818)	52	531	(235)
Results relating to equity-accounted investees	74	—	—	74	—	—	74
Net income (loss)	(175)	(637)	68	(744)	52	531	(161)

Supplemental consolidated balance sheet at December 31, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	585	130	89	804	237	—	1,041
Receivables	2	475	85	562	6	—	568
Intercompany accounts receivable	92	124	120	336	58	(394)	—
Assets held for sale	80	60	4	144	—	—	144
Inventories	—	458	50	508	34	—	542
Other current assets	30	165	29	224	3	—	227
Total current assets	789	1,412	377	2,578	338	(394)	2,522

Non-current assets:
Investments in equity-accounted investees	43	—	—	43	—	—	43
Investments in affiliated companies	1,211	—	—	1,211	—	(1,211)	—
Other non-current financial assets	16	17	2	35	—	—	35
Other non-current assets	215	315	72	602	2	—	604
Property, plant and equipment:	155	880	127	1,162	199	—	1,361
Intangible assets excluding goodwill	1,965	33	7	2,005	1	—	2,006
Goodwill	2,621	—	—	2,621	—	—	2,621
Total non-current assets	6,226	1,245	208	7,679	202	(1,211)	6,670
Total assets	7,015	2,657	585	10,257	540	(1,605)	9,192

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	476	82	558	24	—	582
Liabilities held for sale	—	1	1	2	—	—	2
Intercompany accounts payable	5	267	118	390	4	(394)	—
Accrued liabilities	152	431	147	730	26	—	756
Short-term provisions	—	217	52	269	—	—	269
Other current liabilities	32	44	12	88	—	—	88
Short-term debt	600	—	2	602	8	—	610
Intercompany financing	—	3,809	(9)	3,800	—	(3,800)	—
Total current liabilities	789	5,245	405	6,439	62	(4,194)	2,307

Non-current liabilities:
Long-term debt	4,666	3	4	4,673	—	—	4,673
Long-term provisions	592	302	27	921	4	—	925
Other non-current liabilities	38	109	4	151	8	—	159
Total non-current liabilities	5,296	414	35	5,745	12	—	5,757
Non-controlling interests	—	—	16	16	182	—	198
Shareholder’s equity	930	(3,002)	129	(1,943)	284	2,589	930
Total liabilities and Shareholder’s equity	7,015	2,657	585	10,257	540	(1,605)	9,192

Supplemental consolidated statement of cash flows for the period January to December, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	(175)	(637)	68	(744)	52	531	(161)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	531	—	—	531	—	(531)	—
Depreciation and amortization	469	332	51	852	86	—	938
Net gain on sale of assets	(68)	4	5	(59)	1	—	(58)
Gain on extinguishment of debt	(1,045)	—	—	(1,045)	—	—	(1,045)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	25	(152)	69	(58)	(1)	—	(59)
Decrease in inventories	—	40	22	62	(12)	—	50
Increase (decrease) in accounts payable, accrued and other liabilities	(134)	(128)	(22)	(284)	20	—	(264)
Decrease (increase) intercompany current accounts	71	144	(207)	8	(8)	—	—
Increase in non-current receivables/other assets	79	(122)	(40)	(83)	(2)	—	(85)
Increase (decrease) in provisions	(49)	50	(34)	(33)	(1)	—	(34)
Other items	(21)	25	(1)	3	(1)	—	2
Net cash provided by (used for) operating activities	(317)	(444)	(89)	(850)	105	—	(745)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(5)	(8)	—	—	(8)
Capital expenditures on property, plant and equipment	—	(72)	(15)	(87)	(9)	—	(96)
Proceeds from disposals of property, plant and equipment	—	22	—	22	—	—	22
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of other non-current financial assets	—	(2)	—	(2)	—	—	(2)
Proceeds from the sale of other non-current financial assets	—	1	—	1	—	—	1
Proceeds from sale of interests in businesses	123	—	18	141	—	—	141
Net cash (used for) provided by investing activities	143	(54)	(2)	87	(9)	—	78

Cash flows from financing activities:
Net borrowings of short-term debt	200	—	—	200	7	—	207
Repurchase of long-term debt	(286)	—	—	(286)	—	—	(286)
Principal payments on long-term debt	—	(1)	—	(1)	—	—	(1)
Net changes in intercompany financing	(615)	490	138	13	(13)	—	—
Net changes in intercompany equity	358	(266)	(46)	46	(46)	—	—
Net cash provided by (used for) financing activities	(343)	223	92	(28)	(52)	—	(80)
Effect of changes in exchange rates on cash positions	(8)	—	(1)	(9)	1	—	(8)
Increase (decrease) in cash and cash equivalents	(525)	(275)	—	(800)	45	—	(755)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796
Cash and cash equivalents at end of period	585	130	89	804	237	—	1,041

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2008				2009
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,519	1,524	1,374	1,026	702	903	1,077	1,161
% increase	4.0	(0.9)	(16.4)	(38.9)	(53.8)	(40.7)	(21.6)	13.2

EBIT	(167)	(284)	(1,937)	(258)	(347)	(217)	(131)	(205)
as a % of sales	(11.0)	(18.6)	(141.0)	(25.1)	(49.4)	(24.0)	(12.2)	(17.7)

EBITDA	174	57	(869)	(267)	(61)	36	73	64
as a % of sales	11.5	3.7	(63.2)	(26.0)	(8.7)	4.0	6.8	5.5

Adjusted EBITDA	183	114	147	41	(71)	89	147	171
as a % of sales	12.0	7.5	10.7	4.0	(10.1)	9.9	13.6	14.7

Net income	(66)	(319)	(2,540)	(649)	(568)	344	412	(349)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,519	3,043	4,417	5,443	702	1,605	2,682	3,843
% increase	4.0	1.5	(4.9)	(13.9)	(53.8)	(47.3)	(39.3)	(29.4)

EBIT	(167)	(451)	(2,388)	(2,646)	(347)	(564)	(695)	(900)
as a % of sales	(11.0)	(14.8)	(54.1)	(48.6)	(49.4)	(35.1)	(25.9)	(23.4)

EBITDA	174	231	(638)	(905)	(61)	(25)	48	112
as a % of sales	11.5	7.6	(14.4)	(16.6)	(8.7)	(1.6)	1.8	2.9

Adjusted EBITDA	183	297	444	485	(71)	18	165	336
as a % of sales	12.0	9.8	10.1	8.9	(10.1)	1.1	6.2	8.7

Net income	(66)	(385)	(2,925)	(3,574)	(568)	(224)	188	(161)

	period ending 2008				Period ending 2009

Inventories as a % of sales	16.3	15.9	12.0	11.6	12.8	15.3	16.2	14.1

Net debt: total equity ratio	54 : 46	57 : 43	70 : 30	78 : 22	88 : 12	82:18	74 : 26	79 : 21

Employees (in FTE)	36,800	36,576	33,622	30,174	28,029	29,012	28,663	28,150

Exhibit 2

NXP Semiconductors Announces Fourth Quarter and Full Year 2009 Results

Solid sequential sales growth and gross margin improvement

Q4 Highlights

•                  Fourth quarter sales at USD 1,130M* versus USD 1,034M* in Q3 and USD 979M* in Q4 2008

•                  Comparable sequential sales growth of 8.0%* and a comparable YoY increase of 12.6%*

•                  Gross margin** of 38.6%* compared with 35.8%* in Q3 and 21.6%* in Q4 2008

•                  Adjusted EBITDA** of USD 171M in Q4, compared to USD 147M in the third quarter of 2009 and USD 41M in the fourth quarter of 2008

•                  Cash position of USD 1,041M at the end of the fourth quarter, compared to USD 1,061M at the end of Q3 2009 and USD 1,796M at the end of Q4 2008

•                  Book to bill ratio of 1.21 in Q4 2009 compared with 1.11 in Q3 2009

•                  Factory loading at 71% in the fourth quarter of 2009, up from 69% in Q3 2009 and 56% in Q4 2008 based on wafer outs

Full Year highlights

•                  Full year sales at USD 3,694M*, compared to USD 5,358M* in 2008

•                  Full year Adjusted EBITDA** at USD 336M, compared to USD 485M*** in 2008

•                  Expanded and accelerated Redesign Program: The annual savings that will be realized in the course of 2011 are expected to exceed USD 650M (compared with the original target of USD 550M by the end of 2010). The costs for the Redesign Program are now estimated to be no greater than USD 750M by the end of 2011 (as opposed to USD 700M by the end of 2010).

•                  Net debt was reduced by more than USD 1 billion through debt exchanges and buy backs

*	Excludes wafer sales to ST-E Wireless
**	Excludes effects of Purchase Price Accounting, impairment charges and incidental items
***	Includes divested wireless business

Eindhoven, The Netherlands, February 26, 2010 — NXP Semiconductors today announced fourth quarter sales of USD 1,130 million, a comparable increase of 8.0% over the third quarter of 2009 (nominal 9.3%) and a comparable increase of 12.6% over the fourth quarter of 2008. Sales continued to improve across each segment and region, with the exception of the Home business segment.

Full year total sales amounted to USD 3,843 million versus USD 5,443 million in 2008. Sales in 2009 were lower by USD 792 million due to the divestment of our wireless activities in July 2008. The remaining decline in sales was mainly related to the severe global financial crisis and the weak economic environment that affected all business segments in the first half of the year.

Rick Clemmer, Chief Executive Officer of NXP, said, “In the fourth quarter, we saw for the first time in the last 6 quarters, a year on year growth on a comparable basis. We built on the momentum of Q3 and saw continued growth in almost all business segments. This was preceded by a tough first half of the year where the business was significantly impacted by the global economic and financial crisis. The success to date of the accelerated and expanded Redesign Program, the execution of our strategic focus on High Performance Mixed Signal, improvements in our capital structure and our

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agility to respond to market conditions, sees us enter 2010 with more confidence, better focused and better equipped to win.”

Adjusted EBITDA in the fourth quarter of 2009 was USD 171 million compared with USD 147 million in the third quarter and USD 41 million in the same period of 2008. This improvement is attributable to higher sales and improved gross margin. The company achieved a gross margin of 38.6%, up from 35.8% in the previous quarter and 21.6% in Q4 2008.

NXP’s cash position at the end of Q4 2009 was USD 1,041 million compared with USD 1,061 million. at the end of the third quarter, taking into account payments for Redesign in the fourth quarter of USD 72 million. The difference in cash position between the end of Q4 2009 and the end of Q4 2008 (USD 1,796 million) is mainly explained by the Redesign payments for the full year 2009, which amounted to USD 385 million and USD 286 million which was spent on bond buy backs.

The company’s Redesign Program is ahead of schedule. It is delivering more savings than originally anticipated, and the program has been expanded to cover additional areas, including employee termination costs stemming from the transaction with Trident and the closing of an additional wafer fab in Nijmegen (“ICN 6”). The annual savings that will be realized in the course of 2011 are expected to exceed USD 650 million (compared with the original target of USD 550 million by the end of 2010). The costs for the Redesign Program are now estimated to be no greater than USD 750 million by the end of 2011 (as opposed to USD 700 million by the end of 2010).

Effective January 1, 2010, NXP has decided to regroup its reportable business segments reflecting the decision to build leadership in High Performance Mixed Signal technology while maintaining a strong position in Standard Products and the divestment of a major portion of the Home business segment to Trident Microsystems.  On February 8th we completed the transaction with Trident Microsystems, Inc. regarding our Set-top Box and Television Systems Business Lines. From this date, NXP will account for its investment in Trident under the equity method.

Outlook: Considering the current business development and the unusual seasonal characteristics of this first quarter, we expect sales to be flat to slightly up in the first quarter of 2010 on a business and currency comparable basis.

The full Q4 report is available on NXP website www.nxp.com/investor. The annual report will be published March 3 on the NXP website www.nxp.com/investor.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion in 2008. For more information visit www.nxp.com.

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For further press information, please contact:

Media:	Investors:
Lieke de Jong-Tops	Albert Hollema
lieke.de.jong-tops@nxp.com	albert.hollema@nxp.com
Tel. +31 40 27 25202	+31 40 27 25610

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